EXHIBIT 21.1

LIST OF SUBSIDIARIES

JURISDICTION OF
SUBSIDIARY	FORMATION
Knowles Europe	United Kingdom
Knowles Electronics Japan, K.K.	Japan
Knowles Electronics (Malaysia) Sdn. Bhd.	Malaysia
Knowles Electronics Suzhou Co. Ltd.	China
Knowles Electronics Taiwan, Ltd.	Taiwan
Knowles Manufacturing Ltd.	U.S. — Delaware
Knowles Electronics France	France
Ruf Electronics G.M.B.H.	Germany
Knowles Electronics (Weifang) Co. Ltd.	China
Knowles Electronics Singapore Pte. Ltd.	Singapore
Knowles Electronics Germany GmbH	Germany
Knowles IPC (Malaysia) Sdn. Bhd.	Malaysia
Knowles Intermediate Holding Inc.	U.S. — Delaware
Knowles Electronics, LLC	U.S. — Delaware
Emkay Innovative Products, Inc.	U.S. — Delaware

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